Exhibit 12
A. H. Belo Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Years Ended December 31,
	2008		2007	2006	2005	2004
Earnings (loss)
Earnings (loss)	$(79,377)		$(348,499)	$27,047	$78,180	$74,034
Add: Total fixed charges	6,289		36,331	33,348	25,206	18,258
Less: Capitalized interest	69		451	833	84	82

Adjusted Earnings	$(73,157)		$(312,619)	$59,562	$103,302	$92,210

Fixed Charges:
Interest	4,028		$34,834	$31,814	$23,661	$16,510
Portion of rental expense representative of the interest factor (1)	2,261		1,497	1,534	1,545	1,748

Total Fixed Charges	$6,289		$36,331	$33,348	$25,206	$18,258

Ratio of Earnings to Fixed Charges	—	(2)(3)	— (2)	1.79	4.10	5.05

1.	For purposes of calculating fixed charges, an interest factor of one third was applied to total rental expense for the periods indicated.

2.	Adjusted earnings are not sufficient to provide for fixed charges.

3.	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for goodwill impairment of $14,145 and as asset impairment of $4,535. Excluding the non-cash charges, the adjusted earnings would be $(54,477) and the ratio of earnings to fixed charges would be -8.66.